Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

The following is a letter from Glenn F. Tilton dated September 17, 2010:

Stockholders Approve United Continental Merger

Dear fellow employee,

Today our shareholders overwhelmingly approved our proposed merger with Continental, effectively clearing our path for closing by Oct. 1.

This is great news for our people, our customers, and our stockholders and provides United with the opportunity to again be the world’s leading airline. With this merger, we have the best people and the world’s best network, providing service to 350 destinations and connections to 1,000 destinations through our Star Alliance partnerships.

For our customers and for our people, changes will be apparent over time as we build upon the integration planning work our two companies have been engaged in for the past five months and begin to fully integrate. That’s really what this merger is all about: bringing together the best of two great airlines, resulting in a company that will be well positioned to provide stability and career advancement for our people.

The path leading to this merger has not been an easy one for our industry, our company, our people or our shareholders. Together, we have weathered skyrocketing oil prices, natural disasters and a devastating recession.  During these tumultuous years we have restructured our company, taking it from bankruptcy to industry-leading on several financial and operating metrics -- and now we are back as a global leader.

Through it all, we focused on doing the work and making the right decisions to ensure United would be well positioned to succeed.

Closing our merger is a significant step on a longer path – and now that journey continues, as our two companies can begin to work together to create the world’s leading airline for our customers, our people and our shareholders.

We are in the position we are today because of all the great work happening all across the company, and I would like to thank our board of directors and all of you for your part in creating the new United Airlines.

Glenn

Important Information For Investors And Stockholders

In connection with the proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”), UAL filed with the Securities and Exchange Commission (“SEC”), and the SEC declared effective on August 18, 2010, a registration statement on Form S-4 that includes a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL AND CONTINENTAL URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by UAL are available free of charge on UAL’s website at www.united.com or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental are available free of charge on Continental’s website at www.continental.com or by contacting Continental’s Investor Relations Department at (713) 324-5152.

Cautionary Statement Regarding Forward-Looking Statements
This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; the timing of the completion of the proposed transaction; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of UAL’s and Continental’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.